October 24, 2007


Mr. Jay Webb
United States Securities and Exchange Commission
Washington, D.C. 20549


          Re:  Excel Technology, Inc
               Form 10-K for the year ended December 31, 2006
               Filed February 20, 2007
               File No. 000-19306

Dear Mr. Webb:

Pursuant to my conversation with the Division of Corporate Finance, Excel Technology, Inc. has reclassified, on a prospective basis, terminated merger costs as operating costs. This is reflected in our third quarter press release and 10-Q.

Excel Technology also acknowledges the following:

          - The company is responsible for the adequacy and accuracy of the disclosure in the filings;
          - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (631) 784-6188.

                                                  Sincerely,

                                                  /s/ Alice Varisano
                                                  .......................
                                                  Alice Varisano
                                                  Chief Financial Officer